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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Good Times Restaurant Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

000382140

(CUSIP Number)

Gary N.Meade
Jacobs Chase Frick Kleinkopf & Kelley, LLC
1050 17th Street, Suite 1500
Denver, Colorado 80265
303-685-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0003821401			Page 2 of 10

1.	Name of Reporting Person: The Bailey Company, LLLP		I.R.S. Identification Nos. of above persons (entities only): 84-0584467

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Colorado, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 821,512

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 821,512

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 821,512

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 0003821401			Page 3 of 10

1.	Name of Reporting Person: The Erie County Investment Co.		I.R.S. Identification Nos. of above persons (entities only): 34-4227790

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,034,792

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,034,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,034,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 0003821401			Page 4 of 10

1.	Name of Reporting Person: Paul T. Bailey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 58,000

		8.	Shared Voting Power: 1,034,792

		9.	Sole Dispositive Power: 58,000

		10.	Shared Dispositive Power: 1,034,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,092,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 0003821401	13D	Page 5 of 10 Pages

Item 1. Security and Issuer.

     The class of equity securities to which this Amendment No. 6 to the joint statement on Schedule 13D (“Amendment No. 6”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Good Times Restaurant Inc. (the “Issuer”), a Nevada corporation with its principal executive offices at 601 Corporate Circle, Golden, Colorado 80401. Items 3, 4, 5, 6 and 7 of a Statement on Schedule 13D previously filed by Erie County Investment Co., an Ohio corporation (“Erie”), The Bailey Company, LLLP, a Colorado limited liability limited partnership (“Bailey”), and Mr. Paul T. Bailey, an individual (“Mr. Bailey”), as amended, are further amended as set forth below. Erie, Bailey and Mr. Bailey are sometimes referred to herein as “The Bailey Group.”

Item 3. Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     On February 10, 2005, Erie acquired 180,000 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Stock”) in a private placement transaction for a purchase price of $2.50 per share. The Series B Stock is convertible into Common Stock as set forth in Item 4. The acquisition of the Series B Stock was funded from Erie’s working capital.

Item 4. Purpose of Transaction.

     No change except for the addition of the following:

     The Issuer and Erie entered into a Securities Purchase Agreement dated as of December 30, 2004, as amended (the “Purchase Agreement”), whereby Erie agreed to purchase 180,000 shares of Series B Stock from the Issuer. The Issuer and Erie closed the purchase of the Series B Stock pursuant to the Purchase Agreement as of February 10, 2005. The 180,000 shares of Series B Stock initially will be convertible into a total of 180,000 shares of Common Stock of the Issuer, subject to certain anti-dilution adjustments. The Series B Stock will also rank senior to the Common Stock of the Issuer with respect to dividends and rights upon liquidation, dissolution or winding up. The Series B Stock will generally vote with the holders of Common Stock on all matters requiring a vote of the stockholders of the Issuer on an as-converted basis. From and after February 10, 2006, the holders of the Series B Stock, including Erie if still a holder, will be entitled to receive cumulative cash dividends of $0.15 per share per annum. Upon liquidation, the holders of the Series B Stock, including Erie if still a holder, will be entitled to an amount equal to $2.50 per share plus all accrued and unpaid dividends prior to any distributions being made to the holders of Common Stock. For a complete description of all terms of the Series B Stock, please review the Certificate of Designation of the Series B Preferred Stock that is attached as Exhibit 1. In addition, certain provisions of the Purchase Agreement will be discussed below; however, for a complete understanding of the Purchase Agreement, please review the Purchase Agreement that is attached as Exhibit 2.

CUSIP No. 0003821401	13D	Page 6 of 10 Pages

     The Purchase Agreement provides certain participation rights to the purchasers of Series B Stock. Therefore, before the Issuer may issue any new securities, the Issuer must offer to Erie, along with the other purchasers of Series B Stock, the right, for a period of 15 days, to purchase for cash at the price for which such securities are being issued a number of shares of such securities so that Erie will continue to hold the same proportional equity interest in the Issuer. These participation rights apply to Erie only as long as two-thirds of the Series B Stock, the Common Stock issuable upon conversion of the Series B Stock, and the Common Stock held by Erie or its affiliates on the date of the Purchase Agreement remain held by Erie or its affiliates. These participation rights do not apply to certain issuances of securities, including securities issued pursuant to an acquisition or a public offering of securities.

     The Issuer and Erie have entered into a Stock Restriction and Registration Rights Agreement. The Issuer has agreed to file, at its expense, a registration statement covering resales of the Common Stock issuable upon the conversion of the Series B Stock. Erie and Bailey also entered into a Supplemental Stock Restriction and Registration Rights Agreement, as amended (the “Supplemental Agreement”) whereby it received the same registration rights and became subject to the same resale restrictions for 821,521 shares of Common Stock currently held by Bailey as a result of Bailey’s conversion of the Issuer’s prior Series A Convertible Preferred Stock. The Stock Restriction and Registration Rights Agreement is attached as Exhibit 3. The Supplemental Agreement is attached as Exhibit 4. An amendment to the Supplemental Agreement that added Bailey as a party to the Supplemental Agreement is attached as Exhibit 5.

     The Purchase Agreement provides that notwithstanding any provision to the contrary of the Certificate of Designation, for so long as at least two-thirds of the Series B Stock, the Common Stock issuable upon conversion of the Series B Stock, and the Common Stock held by Erie or its affiliates on the date of this Agreement, in the aggregate, remain held by Erie or its affiliates, the Issuer shall not institute:

any increase in the outstanding shares of preferred stock of any class or series without the prior written consent of Erie; or

any amendment of the Certificate of Designation which materially adversely affects the rights and preferences of the Series B Stock.

     The Purchase Agreement provides that Erie may only transfer all or any portion of or interest in its Series B Stock for value pursuant to a bona fide offer to purchase. If Erie desires to sell its Series B Stock pursuant to such an offer, it must give the Issuer notice which must contain a description of all of the material terms and conditions of the offer and a copy of it, if any. The Issuer will then have a period of 15 days to determine whether to purchase all of Erie’s Series B Stock upon the terms and conditions contained in the offer to purchase.

     The Purchase Agreement also provides that Erie voting together as a separate class will have the right to elect three directors of the Issuer’s board of directors, two of whom shall meet

CUSIP No. 0003821401	13D	Page 7 of 10 Pages

the independence criteria of Nasdaq and of any other rules and regulations applicable to the Issuer. However, to the extent that the number of outstanding shares of Series B Stock and the number of shares of Common Stock which are held by Erie are diminished as a result of sale or other transfer, the number of directors of the Issuer’s board of directors which may be elected by Erie shall be proportionately reduced or eliminated to the extent that total number of such shares is nearer to two-thirds, one-third or zero compared to the initial total number thereof. In consideration of the foregoing rights, Erie will not participate in the election of directors provisions of the Certificate of Designations.

     Except as described in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D, though as a significant stockholder of the Issuer, the Reporting Persons may, from time to time, consider one or more of such actions.

Item 5. Interest in Securities of the Issuer.

     No change except for restatement of (a) and (b) and the addition to (c) as follows:

     (a) Bailey is the direct beneficial owner of 821,512 shares of Common Stock, representing approximately 34.9% of the voting power of the outstanding Common Stock based upon 2,354,710 shares of Common Stock outstanding as of December 13, 2004 (the “Outstanding Shares”), as set forth in the Issuer’s Proxy Statement filed on January 13, 2005. Erie and Mr. Bailey are the direct beneficial owners of 1,034,792 shares and 1,092,792 shares of Common Stock, respectively, which represent approximately 40.8% and 43.1%, respectively, of the Outstanding Shares plus the 180,000 shares of Common Stock the Series B Preferred owned by Erie are convertible into.

     (b) Bailey, Erie and Mr. Bailey may be deemed to share voting and dispositive power over the 821,512 shares of Common Stock held directly by Bailey. Erie and Mr. Bailey may be deemed to share voting and dispositive power over the 33,280 shares of Common Stock and 180,000 shares of Series B Stock held directly by Erie. Mr. Bailey has sole voting and dispositive power over the 58,000 shares of Common Stock held directly by Mr. Bailey.

     (c) The following transactions in the Issuer’s securities have occurred within the last sixty days by Erie, which purchase was a privately-negotiated transaction.

Date	Shares of Series B Stock	Approximate Price Per Share ($)
2/10/05	180,000	$2.50

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the addition of the following:

CUSIP No. 0003821401	13D	Page 8 of 10 Pages

     The descriptions of the Purchase Agreement, the Series B Stock, the Stock Restriction and Registration Rights Agreement and the Supplemental Agreement in Item 4 above are incorporated herein by reference in their entirety.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Certificate of Designation of the Series B Preferred Stock

Exhibit 2	Securities Purchase Agreement dated as of December 30, 2004 between Good Times Restaurants Inc. and The Erie County Investment Co. (previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 3, 2005 (File No. 000-18590) and incorporated herein by reference, which Current Report erroneously lists The Bailey Company, LLLP as a party)

Exhibit 3	Stock Restriction and Registration Rights Agreement dated as of December 30, 2004 among Good Times Restaurants Inc. and The Erie County Investment Co. (previously filed as Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed on January 3, 2005 (File No. 000-18590) and incorporated herein by reference, which Current Report erroneously lists The Bailey Company, LLLP as a party)

Exhibit 4	Supplemental Registration Rights Agreement dated as of December 30, 2004 between Good Times Restaurants Inc. and The Bailey Company, LLLP (previously filed as Exhibit 10.7 to the registrant’s Current Report on Form 8-K on January 3, 2005 (File No. 000-18590) and incorporated herein by reference)

Exhibit 5	Amendment to Supplemental Stock Restriction and Registration Rights Agreement dated as of February 8, 2005 among Good Times Restaurants Inc., The Erie County Investment Co., and The Bailey Company, LLLP

CUSIP No. 0003821401	13D	Page 9 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

THE BAILEY COMPANY, LLLP, a Colorado limited liability limited partnership

By:	THE ERIE COUNTY INVESTMENT CO., an Ohio corporation, its general partner

By:	/s/ William D. Whitehurst William D. Whitehurst, Vice President

THE ERIE INVESTMENT CO., an Ohio corporation, its general partner

By:	/s/ William D. Whitehurst William D. Whitehurst, Vice President

By:	/s/ William D. Whitehurst Paul T. Bailey By: William D. Whitehurst By Power of Attorney

CUSIP No. 0003821401	13D	Page 10 of 10 Pages

EXHIBIT 1

Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to this Amendment No. 6 to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Good Times Restaurants Inc. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February 2005.

Date: February 14, 2005

THE BAILEY COMPANY, LLLP, a Colorado limited liability limited partnership

By:	THE ERIE COUNTY INVESTMENT CO., an Ohio corporation, its general partner

By:	/s/ William D. Whitehurst William D. Whitehurst, Vice President

THE ERIE INVESTMENT CO., an Ohio corporation, its general partner

By:	/s/ William D. Whitehurst William D. Whitehurst, Vice President

By:	/s/ William D. Whitehurst Paul T. Bailey By: William D. Whitehurst By Power of Attorney

Index to Exhibits

Exhibit Number	Description

Exhibit 1	Certificate of Designation of the Series B Preferred Stock

Exhibit 2	Securities Purchase Agreement dated as of December 30, 2004 between Good Times Restaurants Inc. and The Erie County Investment Co. (previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 3, 2005 (File No. 000-18590) and incorporated herein by reference, which Current Report erroneously lists The Bailey Company, LLLP as a party)

Exhibit 3	Stock Restriction and Registration Rights Agreement dated as of December 30, 2004 among Good Times Restaurants Inc. and The Erie County Investment Co. (previously filed as Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed on January 3, 2005 (File No. 000-18590) and incorporated herein by reference, which Current Report erroneously lists The Bailey Company, LLLP as a party)

Exhibit 4	Supplemental Registration Rights Agreement dated as of December 30, 2004 between Good Times Restaurants Inc. and The Bailey Company, LLLP (previously filed as Exhibit 10.7 to the registrant’s Current Report on Form 8-K on January 3, 2005 (File No. 000-18590) and incorporated herein by reference)

Exhibit 5	Amendment to Supplemental Stock Restriction and Registration Rights Agreement dated as of February 8, 2005 among Good Times Restaurants Inc., The Erie County Investment Co., and The Bailey Company, LLLP